

14030029

RECEIVED
2014 FEB 21 PM 1:40
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curtis Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, Suite 4400
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin J. Rudd (215) 972-2351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company, LLC
(Name – *if individual, state last, first, middle name*)

Three Bala Plaza, Suite 501 West	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

3/14/14

OATH OR AFFIRMATION

I, Kevin J. Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curtis Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
FLORA D MICHAEL-WILSON
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Jul 18, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CURTIS SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2013 AND 2012
&
SUPPLEMENTARY INFORMATION

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

TABLE OF CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Member
Curtis Securities, LLC

We have audited the accompanying financial statements of Curtis Securities, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, member's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subject to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Bala Cynwyd, Pennsylvania
February 17, 2014

CURTIS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash	$ 691,593	$ 17,577
Accounts receivable	30,348	7,000
Prepaid expenses	7,239	5,765
Due from ParenteBeard Holdings, LLC	9,334	36,542
TOTAL	$ 738,514	$ 66,884
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ -	$ 225
Amounts due to affiliates:		
Curtis Financial Group, LLC	10,950	4,203
ParenteBeard LLC	538	571
Total liabilities	11,488	4,999
Member's equity	727,026	61,885
TOTAL	$ 738,514	$ 66,884

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Investment banking fees	$1,219,164	$ 176,449
Other revenues	6,017	2,595
Total revenues	1,225,181	179,044
Expenses:		
Member expense reimbursements	878,127	524,708
Other expenses	8,141	8,654
Professional and consulting fees	17,600	14,725
Licenses, fees, and dues	6,172	7,968
Total expenses	910,040	556,055
Net income (loss)	$ 315,141	$ (377,011)

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Balance, December 31, 2011	$ 438,896
Net loss	(377,011)
Balance, December 31, 2012	61,885
Net income	315,141
Contribution from member	350,000
Balance, December 31, 2013	$ 727,026

See Notes to Financial Statements.

CURTIS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 315,141	$(377,011)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in assets and liabilities:		
Accounts receivable	(23,348)	(7,000)
Prepaid expenses	(1,474)	1,144
Accounts payable	(225)	225
Amounts due to affiliates	6,714	788
Total adjustments	(18,333)	(4,843)
Net cash provided by (used in) operating activities	296,808	(381,854)
Cash flows provided by investing activities, Decrease in due from ParenteBeard Holdings, LLC	27,208	263,458
Cash flows provided by financing activities, Contribution from member	350,000	-
Net increase (decrease) in cash	674,016	(118,396)
Cash, beginning	17,577	135,973
Cash, ending	$ 691,593	$ 17,577

See Notes to Financial Statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's sole member is Curtis Financial Group, LLC ("CFG"). The Company operates in the brokerage and investment advisory industry primarily in the eastern United States.

CFG has agreed to provide such short-term financing as may be required to ensure adequate liquidity over the next twelve months.

REVENUE RECOGNITION

Investment banking fees are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement.

ACCOUNTS RECEIVABLE

The Company performs ongoing evaluations of the expected collectibility of accounts receivable. Accounts are written off when all reasonable internal and external collection efforts have been performed. No allowance for doubtful accounts was considered necessary at December 31, 2013 or 2012.

INCOME TAXES

Income taxes related to income earned by the Company represent obligations of the member and are not included in the accompanying financial statements. FASB Accounting Standards Codification (ASC) 740 addresses the accounting for uncertainty in income taxes and establishes for all entities, including pass-through entities such as the Company, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Company recognizes tax benefits only if it is more likely than not that a tax position (including the Company's assertion of its pass-through status) will be sustained upon examination. No liability for unrecognized tax benefits was recorded as of December 31, 2013 or 2012.

The Company's federal and Pennsylvania income tax returns are no longer subject to examination by federal or Commonwealth of Pennsylvania taxing authorities for years before 2010.

SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through February 17, 2014, the date the financial statements were available to be issued.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company is charged by CFG for directly providing a variety of services, including personnel and management, facilities operation and office administration. Charges for personnel services are based on actual payroll costs for time spent on Company activities plus an agreed-upon profit. Charges for other direct and third-party services represent a portion of actual direct and overhead expenses incurred by CFG and are allocated to the Company based primarily on the estimated relative time commitments of the applicable personnel. Total CFG charges were $878,127 in 2013 and $524,708 in 2012.

The Company makes and receives non-interest bearing advances, due on demand, to and from commonly-controlled affiliates. At December 31, 2013 and 2012, ParenteBeard Holdings, LLC owed the Company $9,334 and $36,542, respectively. At December 31, 2013 and 2012, the Company owed CFG $10,950 and $4,203, respectively. At December 31, 2013 and 2012, the Company owed ParenteBeard LLC $538 and $571, respectively.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $680,105 which was $675,105 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.02 to 1.0 at December 31, 2013.

4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(2)(i), which states that "the provisions of [Rule 15c3-3] shall not be applicable to a broker or dealer ... who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of [Curtis Securities, LLC]".

CURTIS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$727,026
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	30,348
Prepaid expenses	7,239
Due from ParenteBeard Holdings, LLC	9,334
Total	46,921
Net capital before haircuts on securities positions	680,105
Haircuts on securities	-
Net capital	$680,105

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities:	
Accounts payable	$ -
Amounts due to affiliates:	
Curtis Financial Group, LLC	10,950
ParenteBeard LLC	538
Total aggregate indebtedness	$ 11,488

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Regulatory minimum	$ 5,000
Calculated minimum based on aggregate indebtedness	$ 766
Required capital	$ 5,000
Net capital in excess of requirement	$675,105
Ratio of aggregate indebtedness to net capital	0.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Included in Part II of Form X-17A-5 as of December 31, 2013:	
Net capital, as reported in Company's Part II (unaudited) Focus report	$680,105
Net audit adjustments	-
Net capital, per above	$680,105

See Notes to Financial Statements.

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member
Curtis Securities, LLC

In planning and performing our audit of the financial statements of Curtis Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bala Cynwyd, Pennsylvania
February 17, 2014

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report On Applying Agreed-Upon Procedures Related To An Entity's SIPC Assessment Reconciliation

Member
Curtis Securities, LLC
One Liberty Place
1650 Market Street, Suite 4400
Philadelphia, PA 19103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Curtis Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Curtis Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Curtis Securities, LLC's management is responsible for Curtis Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bala Cynwyd, Pennsylvania
February 17, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052613 FINRA DEC
CURTIS SECURITIES LLC 12*12
ONE LIBERTY PLACE
1650 MARKET ST STE 4400
PHILADELPHIA PA 19103-7301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,063

B. Less payment made with SIPC-6 filed (exclude interest) (752)

7/15/13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,311

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,311

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,311

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,225,181-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,225,181-
2e. General Assessment @ .0025	$ 3,063-
	(to page 1, line 2.A.)